SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________________

NEXTNAV INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65345N106

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

3156 East Laurelhurst Drive

Seattle, WA 98105

(917) 528-1465

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐1.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 6

CUSIP No. 65345N106	13D	Page 2 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,852,060
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 5,852,060
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,852,060
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65345N106	13D	Page 3 of 6

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.0001 per share (the “Shares”) of NextNav Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1775 Tysons Blvd., 5th Floor, McLean, Virgina.

Item 2. Identity and Background.

(a)       This statement is being filed by Charles Frischer, an individual.

(b)       The principal business address of the filer is 3156 East Laurelhurst Drive, Seattle, WA 98105.

(c)       The principal business of Charles Frischer is private investing.

  (d) – (e)   Legal Proceedings

During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       Citizenship

Mr. Frischer is a citizen of the United States.

Item 3. Source and Amount of Funds of Other Consideration.

The total amount of funds required to acquire the Shares acquired by Mr. Frischer was $20,309,616. Mr. Frischer used personal funds and funds in his IRA to acquire his Shares.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares reported herein with a view to making a profit on his investment. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer’s board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

CUSIP No. 65345N106	13D	Page 4 of 6

Item 5. Interest of Securities of the Issuer.

(a) and (b) Beneficial ownership

As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 5,852,060 Shares, which includes warrants exercisable for 191,389 Shares at a price of $2.16 per Share. Accordingly, Mr. Frischer beneficially owns 5,852,060 Shares representing approximately 5.3% of the outstanding Shares. The percentage set forth above and on the cover pages hereto represent the percentage of the outstanding Shares based on a total of 110,135,859 Shares outstanding on November 8, 2023, which amount is derived from amount reported in the Issuer’s Third Quarter Report on Form 10-Q for the period ended September 30, 2023.

(c)       Transactions during the past sixty days

Information with respect to the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons with respect to any securities of the Issuer.

CUSIP No. 65345N106	13D	Page 5 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed on behalf of the Reporting Person.

Dated as of: March 8, 2024

/s/ Charles Frischer
Charles Frischer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 65345N106	13D	Page 6 of 6

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share
03/07/2024	187,00	.05
03/07/2024	143,000.14
03/05/2024	33,000	3.75
03/05/2024	3,000	3.78
03/04/2024	50,000	4.04
02/29/2024	600	4.04
02/28/2024	106,400	4.04
02/27/2024	27,000	4.07
02/26/2024	3,070	4.18
02/23/2024	5,006	4.15
02/22/2024	3,562	4.06
02/21/2024	15,360	4.08
02/16/2024	24,002	4.06
02/15/2024	1,000	3.98
02/14/2024	14,000	3.86
02/14/2024	74,200	3.93
02/07/2024	121	4.13
02/06/2024	8,000	4.17
02/05/2024	225	4.13
02/02/2024	39,454	4.09
02/01/2024	16,000	4.15
02/01/2024	52,000	4.18
01/31/2024	6,000	4.14
01/31/2024	94,000	4.19
01/30/2024	102,000	4.17
01/30/2014	12,900	4.18
01/29/2024	17,000	3.71
01/29/2024	34,100	3.70
01/26/2024	1,000	3.85
01/26/2024	13	3.76
01/26/2024	74,000	3.77
01/25/2024	28,006	3.78
01/25/2024	88,000	3.77
01/24/2024	65,000	3.87
01/23/2024	177,994	3.88
01/22/2024	23,000	3.97
01/19/2024	33,000	3.82
01/18/2024	30,000	3.71
01/18/2024	6,000	3.75
01/17/2024	10,000	3.88
01/16/2024	28,000	3.87
01/12/2024	76,000	4.01
01/12/2024	47,000	4.09
01/11/2024	130,000	4.24
01/10/2024	117,500	4.77
01/09/2024	35,000	5.17
01/08/2024	5,500	4.59

(1)	All purchases were effected through open market or privately negotiated transactions.